UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*
                                (AMENDMENT NO. )
                               OSPREY GOLD CORP.

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                                (Name of Issuer)


                           Common Stock and Warrants
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                         (Title of Class of Securities)

                                 - Common Stock
                                   - Warrants
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                                 (CUSIP Number)

         210 Broadway, Suite 208, Orangeville, Ontario, Canada L9W 5G4

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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                    COPY TO:

                            Richard I. Anslow, Esq.
                              Anslow & Jaclin, LLP
                          195 Route 9 South, Suite 204
                          Manalapan, New Jersey 07726
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(Name, Address and Telephone Number of Persons Authorized to Receive Notices and
                                Communications)


                                  July 9, 2004

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            (Dates of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_] Note:
Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

                                  SCHEDULE 13D

         (1)  Names of Reporting Persons. S.S. or
              I.R.S. Identification Nos. of Above
              Persons (entities only):

              BETTY NORTH

         (2)  Check the Appropriate Box if a Member
              of a Group (See Instructions)

              (a)
              (b)

         (3)  SEC Use Only

         (4)  Source of Funds (See Instructions):   PF

         (5)  Check if Disclosure of Legal
              Proceedings is Required Pursuant to
              Items 2(d) or 2(e)

         (6)  Citizenship or Place of Organization: Canada

Number of(7)  Sole Voting Power:                    69,890,000(consisting
Shares                                              of common
Beneficially                                        stock and
Owned by                                            warrants)
Each
Reporting
Person
With

         (8)  Shared Voting Power:                  0

         (9)  Sole Dispositive Power:               69,890,000 (consisting of
                                                    common stock and warrants)

         (10) Shared Dispositive Power:             0

         (11) Aggregate Amount Beneficially Owned   69,890,000(consisting
              by Each Reporting Person:             of common
                                                    stock and
                                                    warrants)

         (12) Check if the Aggregate Amount in Row
              (11) Excludes Certain Shares

         (13) Percent of Class Represented by       46.26%
              Amount in Row (11):

         (14) Type of Reporting Person:             IN

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

ITEM 1.  SECURITY ISSUER.

Osprey Gold Corp.
Common Stock, $.0002 par value

210 Broadway, Suite 208, Orangeville, Ontario, Canada L9W 5G4


ITEM 2.  IDENTITY AND BACKGROUND.

(a) Name:                                Betty North

(b) Residence or business address:       4 Princess Street
                                         Orangeville, Ontario, Canada L9W 3V5

(c) Present principal occupation or      The Sole Shareholder of Boardwalk
    employment and the name, principal   Creation Ltd.  Boardwalk Creation Ltd.
    business and address of any          owns 46.26% shares of Osprey Gold Co.
    corporation or other organization
    in which such employment is
    conducted;

(d) Whether or not, during the last      None
    five years, such person has been
    convicted in a criminal proceeding
    (excluding traffic violations or
    similar misdemeanors) and, if so,
    give the dates, nature of
    conviction, name and location of
    court, and penalty imposed, or
    other disposition of the case;

(e) Whether or not, during the past      None
    five years, such person was a
    party to a civil proceeding of a
    judicial or administrative body of
    competent jurisdiction and as a
    result of such proceeding was or
    is subject to judgment, decree or
    final order enjoining future
    violations of, or prohibiting or
    mandating activities subject to,
    federal or state securities laws
    our finding any violation with
    respect to such laws; and, if so,
    identify and describe such
    proceedings and summarize the
    terms of such judgment, decree or
    final order; and

(f) Citizenship.                         Canada


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person received common shares of the Issuer on June 30, 2003, November 14, 2003 and March 25, 2004, at an average price of $0.0001 per share. This purchase resulted in the Reporting Person owning an aggregate of 69,890,000 common shares and warrants of the Issuer. These shares are held by Boardwalk Creation Ltd., a management and holding firm in which Ms. North is a 100% owner.

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

ITEM 4.  PURPOSE OF TRANSACTION.

The Reporting Person is the sole shareholder of Boardwalk Creation Ltd., a management and holding firm. Thus, the acquisition by the Reporting Person is based on the belief that such purchase is a good investment that will produce favorable economic results. As of the Reporting Event, Ms. North owned an aggregate of 69,890,000 common shares and warrants of the Issuer, or 46.26% of the issued and outstanding securities of the Issuer.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

As of the Reporting Event, Ms. North owns 69,890,000 securities of the Issuer, or 46.26% of the issued and outstanding securities of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Person is the wife of the President of the Issuer.

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

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.


NONE

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

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 9, 2004
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Date

/s/ Betty North
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Signature

Betty North, President, Boardwalk Creation Ltd.
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Name and Title